SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of March, 2012, Charles Schwab & Co., Inc. acquired control due to ownership of greater than 25% of the Dividend Plus+ Income Fund’s (the "Fund") outstanding Institutional Shares.  Charles Schwab & Co., Inc. owned 29.75% of the Fund and thus controlled the Fund as of that date.